      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 16, 1998

                                                      REGISTRATION NO. 333-61707
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           --------------------------

                     PRE-EFFECTIVE AMENDMENT NO. 3 TO

                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           --------------------------

                         HAWTHORNE FINANCIAL CORPORATION
             (Exact name of Registrant as specified in its charter)

                                    DELAWARE
                           --------------------------
                         (State or other Jurisdiction of
                         Incorporation or organization)
                                      6035
                           --------------------------
                          (Primary Standard Industrial
                           Classification Code Number)

                                   95-2085671
                           --------------------------
                                (I.R.S. Employer
                               Identification No.)

                              2381 ROSECRANS AVENUE
                                    2ND FLOOR
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 725-5000
           -----------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of
                   Registrants' principal executive offices)


                                 SCOTT A. BRALY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         HAWTHORNE FINANCIAL CORPORATION
                              2381 ROSECRANS AVENUE
                                    2ND FLOOR
                          EL SEGUNDO, CALIFORNIA 90245
                                 (310) 725-5000
           -----------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code, of agents for service)


                                    COPY TO:
                              JEFFREY D. HAAS, ESQ.
                             GERARD L. HAWKINS, ESQ.
                      ELIAS, MATZ, TIERNAN & HERRICK L.L.P.
                              734 15TH STREET, N.W.
                             WASHINGTON, D.C. 20005

        Approximate Date of Commencement of Proposed Sale to the Public:
  As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]


If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividends or reinvestment plans, check the following box. [X]


                         CALCULATION OF REGISTRATION FEE


                                           AMOUNT             PROPOSED MAXIMUM       PROPOSED MAXIMUM          AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES     TO BE REGISTERED         OFFERING PRICE           AGGREGATE            REGISTRATION
         TO BE REGISTERED                                         PER UNIT            OFFERING PRICE             FEE
-----------------------------------------------------------------------------------------------------------------------------
Warrants to purchase Common Stock          2,512,188          $ 17.0625 (1)          $ 42,864,207 (1)        $12,644.94(3)
-----------------------------------------------------------------------------------------------------------------------------
Common Stock                               2,512,188              -     (2)                   -   (2)                -
-----------------------------------------------------------------------------------------------------------------------------
Common Stock                                 431,212          $ 17.0625 (1)          $  7,357,555 (1)        $ 2,170.48(3)

-----------------------------------------------------------------------------------------------------------------------------
                     Total . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .$ 14,815.42(3)
=============================================================================================================================

(1) Calculated pursuant to Rule 457(c) and/or (g) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee on the basis of the average of the high and low prices of the Registrant's Common Stock on the Nasdaq Stock Market's National Market on August 13, 1998.

(2) Pursuant to Rule 457(g), no fee is payable on the Common Stock underlying the Warrants due to the registration of the Warrants.

(3)        Previously paid.

                           --------------------------

           THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY JURISDICTION IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 16, 1998


PROSPECTUS

                         HAWTHORNE FINANCIAL CORPORATION

                        2,943,309 SHARES OF COMMON STOCK
                                       AND
              WARRANTS TO PURCHASE 2,512,188 SHARES OF COMMON STOCK
                           (EXERCISE PRICE OF $2.128)

           This Prospectus relates to the offer and sale by certain selling securityholders named herein (the "Selling Securityholders") of up to (i) 431,121 shares of common stock, par value $0.01 per share (the "Common Stock"), of Hawthorne Financial Corporation (the "Company"), (ii) Warrants to purchase 2,512,188 shares of Common Stock expiring December 11, 2005 with an exercise price of $2.128 per share (the "Warrants") and (iii) 2,512,188 shares of Common Stock issuable upon exercise of such Warrants (Warrants to purchase 2,140,012 shares of Common Stock and 2,140,012 shares of the Common Stock issuable upon exercise of such Warrants may be deemed to be held by affiliates of the Company). All Warrants and shares of Common Stock offered by this Prospectus are referred to herein as the "Securities."

           The Selling Securityholders from time to time may offer and sell the Securities held by them directly, indirectly through brokers or dealers or in a distribution by one or more underwriters on a firm commitment or best efforts basis, in the over-the-counter market, on any national securities exchange or automated inter-dealer quotation system on which the Securities are listed or traded, if any, in privately-negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required, the names of any broker-dealer or agent and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in an accompanying Prospectus Supplement. The Company will not receive any of the proceeds from the sale of Securities by the Selling Securityholders but has agreed to bear certain expenses of registration of the Securities. See "Plan of Distribution."

           The Selling Securityholders and any broker-dealers or agents that participate in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and any profit on the sale of the Securities by them and any commissions received by any such broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. See "Plan of Distribution."

           The Common Stock is traded on the Nasdaq Stock Market's National Market under the symbol "HTHR." The Warrants are not listed on any exchange or traded on any automated inter-dealer quotation system.

           SEE "RISK FACTORS" COMMENCING ON PAGE 3 FOR CERTAIN INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE SECURITIES OFFERED HEREBY.

                               -----------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
             HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
              SECURITIES COMMISSION PASSED UPON THE ACCURACY OR AD-
                  EQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                -----------------

  THESE SECURITIES ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A BANK AND ARE NOT
              INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION
                        OR ANY OTHER GOVERNMENTAL AGENCY.

                                -----------------

               The date of this Prospectus is November ___, 1998.

                              AVAILABLE INFORMATION

           The Company (which term shall include its subsidiaries, unless the context otherwise requires) is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy statements and other information concerning the Company can be inspected and copied at prescribed rates at the Commission's Public Reference Room, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following Regional Offices of the Commission: 7 World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may be obtained by mail from the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. If available, such reports and other information also may be accessed through the Commission's electronic data gathering, analysis and retrieval system ("EDGAR") via electronic means, including the Commission's web site on the Internet (http://www.sec.gov). The Common Stock is quoted on the Nasdaq Stock Market's National Market and, consequently, such reports, proxy statements and other information also may be inspected at the offices of the NASD, 1735 K Street, N.W., Washington, D.C. 20006.

           This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act with respect to the Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the Common Stock. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

           The following documents filed with the Commission by the Company pursuant to Section 13 of the Exchange Act are incorporated by reference in this
Prospectus:


                     (a) Annual Report on Form 10-K for the year ended December 31, 1997 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note S), as amended on May 11, 1998 and on November 4, 1998;



                     (b) Quarterly Reports on Form 10-Q for the three months ended March 31, 1998, June 30, 1998 and September 30, 1998, and



                     (c) Current Reports on Form 8-K dated January 28, 1998, February 23, 1998, March 26, 1998 and November 12, 1998.


           All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering made hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof. Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes any such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

           As used herein, the terms "Prospectus" and "herein" mean this Prospectus, including the documents incorporated or deemed to be incorporated herein by reference, as the same may be amended, supplemented or otherwise modified from time to time. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein do not purport to be complete, and where reference is made to the particular provisions of such contract or other document, such provisions are qualified in all respects by reference to all of the provisions of such contract or other document.

           The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of such person, a copy of any or all of the documents referred to above which have been incorporated by reference herein (other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Hawthorne Financial Corporation, 2381 Rosecrans Avenue, 2nd Floor, El Segundo, California 90245, Attention:
Norman Morales. The Company's telephone number is (310) 725-5000.

                                   THE COMPANY

           The Company is a financial services company specializing in making real estate-secured loans in market niches which management believes generally provide higher rates of return and greater growth potential than the traditional mortgage products offered by competing mortgage lenders. The Company, through Hawthorne Savings, F.S.B. (the "Bank"), its wholly-owned subsidiary, generally seeks to originate real estate-secured loans in which it can earn a premium yield for prompt, efficient execution and for tailoring the terms of the loans to meet the objectives of both the Company and the borrower. The Company focuses primarily on originating (1) loans secured by large homes and unique estates ("estate loans") with principal balances of $1.0 million or more, (2) loans for the construction of individual and tracts of single-family residential homes and the acquisition and development of land for such construction and (3) permanent and construction loans secured by multi-family residential and commercial real estate. The Company funds its lending activities primarily with retail deposits obtained through the Bank's branch system and, to a lesser extent, advances from the Federal Home Loan Bank ("FHLB") of San Francisco. At June 30, 1998, the Company had assets of $1.20 billion, liabilities of $1.15 billion, including deposits of $891.5 million, and stockholders' equity of $47.7 million.

           The Company is a registered savings and loan holding company under the Home Owners' Loan Act ("HOLA") subject to regulation by the Office of Thrift Supervision ("OTS"). The Bank is subject to regulation by the OTS, as its chartering authority, and by the Federal Deposit Insurance Corporation ("FDIC") as a result of its membership in the Savings Association Insurance Fund, which insures the Bank's deposits up to the maximum extent permitted by law.

           The Company's principal executive offices are located at 2381 Rosecrans Avenue, 2nd Floor, El Segundo, California 90245. The Company's telephone number is (310) 725-5000.

                                  RISK FACTORS

           Prospective investors should carefully review the following factors, as well as the other information contained in this Prospectus, in connection with the Securities offered hereby. When used in this Prospectus, the words or phrases "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project," "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company wishes to caution readers that all forward-looking statements are necessarily speculative and not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various risks and uncertainties, including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected. The risks highlighted herein should not be assumed to be the only factors that could affect the future performance of the Company.

LIMITED HISTORY OF PROFITABILITY

           The Company reported net losses of $14.2 million, $3.0 million and $29.6 million for the years ended December 31, 1995, 1994 and 1993, respectively. These losses were attributable to the high levels of loans originated during the late 1980s and early 1990s by prior management of the Company, which loans became nonperforming and, in many instances, resulted in foreclosure with respect to the underlying collateral. The high levels of nonperforming assets resulted in significant provisions for loan losses, net loan charge-offs, loss of interest income on nonperforming loans, write-downs of investments in real estate and increases in operating expenses during 1993, 1994 and 1995. Continued profitability in future periods will be dependent upon, among other things, the quality of both the Company's existing assets and the assets to be originated or acquired by the Company in the future. See "-Asset Quality" below. Although the Company reported net earnings of $5.0 million, $9.6 million and $7.5 million during the six months ended June 30, 1998 and years ended December 31, 1997 and 1996, respectively, there can be no assurance that the Company will maintain profitable operations or that there will not be substantial inter-period variations in its operating results.

RISKS ASSOCIATED WITH LENDING ACTIVITIES

           Credit Risk. Since 1994, the Company's lending activities have emphasized (i) estate loans, (ii) loans to local developers to construct individual, detached single-family homes and small (two-to-four units) condominium projects and loans to developers for the acquisition of land, lot development and construction of tracts of homes and (iii) permanent and construction loans secured by existing multi-family (over four units) residential real estate and commercial real estate, such as office buildings, retail properties, industrial properties and various special purpose properties. Residential construction financing is generally considered to expose the lender to a greater risk of loss than long-term lending on improved, occupied real estate. The risk of loss on a residential construction loan is dependent largely upon the accuracy of the initial estimate of the property's value at completion of construction or development, the estimated cost (including interest) of construction, the ability of the developer or builder to complete the project on a timely basis and within the established budget parameters, as well as the availability of permanent take-out financing. During the construction phase, a number of factors could result in delays and cost overruns. If the estimate of value proves to be inaccurate, the Company may be confronted, at or prior to the maturity of the loan, with a project which, when completed, has a value which is insufficient to ensure full repayment. The Company's estate loans also entail certain risks not typically associated with conventional loans, including the size of many of such loans, the unique characteristics of certain of the properties securing the estate loans, and the absence of demonstrated financial capacity with respect to certain of the estate loan borrowers. Similarly, multi-family residential and commercial real estate lending generally is considered to involve a higher degree of risk than the single-family residential lending traditionally emphasized by savings institutions because the payment experience on multi-family residential and commercial real estate loans typically is dependent on the successful operation of the project, and thus such loans may be adversely affected to a greater extent by adverse conditions in the real estate markets or in the economy generally, as well as the manner in which the borrower manages the property. Moreover, the Company's income property loans generally are made with primary reliance on the operation and/or sale of the property and without recourse to the borrower. Finally, construction loans secured by multi-family residential and construction real estate combine the risks discussed above with respect to residential construction lending as well as the risks discussed above with respect to permanent loans secured by multi-family residential and commercial real estate.

           Size of Loans. With the exception of its conventional single-family residential loan programs, the Company seeks to originate relatively few, high-dollar balance loans within each of its lending businesses. Except with respect to single-family residential construction lending, the Company generally emphasizes loans with individual commitments or multiple commitments to affiliated borrowers of between $1.0 million and $6.0 million, although it may make loans up to the Bank's loans-to-one borrower limitation under applicable laws and regulations, which amounted to $14.4 million at June 30, 1998. With respect to single-family residential construction lending, the Company provides construction financing to builders (and, to a lesser extent, owner-occupants) ranging from $500,000 to $2.0 million for individual home construction projects, although the Company may finance several home construction projects with any one builder. Larger balance loans or multiple loans with affiliated borrowers (in each instance, relative to the regulatory capital of the Bank), involve greater risk to the Company because a small number of such loans could have significant effects on the amount of the Company's nonperforming assets and the level of its interest income in the event of default.

           Terms of Loans. The Company generally offers a variety of loan terms and conditions on all loan types, including fixed interest rates and interest rates which adjust in accordance with various indices; payments which are interest-only or payments which include the amortization of principal, either on a partial or fully amortizing basis; varying adjustment frequencies for adjustable-rate loans and interest rate payment floors and caps; and varying maturity and extension options. Certain of these terms, which generally are offered by the competition encountered by the Company in connection with its lending activities, may increase the risk of default. For example, loans which are not fully amortizing over their maturity and which have a balloon payment due at their stated maturity, as is the case with substantially all of the Company's estate, multi-family residential and commercial real estate loans, involve a greater risk of loss than fully amortizing loans because the ability of a borrower to make a balloon payment typically will depend on its ability either to timely refinance the loan or to timely sell the security property. The ability of a borrower to accomplish these results will be affected by a number of factors, including the level of available mortgage rates at the time of sale or refinancing, the financial condition and operating history of the borrower and the property which secures the loan, tax laws, prevailing economic conditions and the availability of financing for such loans generally. Similarly, adjustable-rate loans, which comprised a substantial majority of all of the loans originated by the Company during the six months ended June 30, 1998 and the years ended December 31, 1997, 1996 and 1995, may have an increased risk of default thereon during periods of rising interest rates. Rising interest rates could adversely affect a borrower's ability to make required payments during the term of the loan or balloon payments at maturity due to the accumulation of "negative amortization," which is the difference between the interest rate on which payments are made during the term of the loan and the accrual rate of interest thereon.

           Limited Track Record of Performance for New Loan Originations. The Company ceased loan origination activities during 1993 and 1994 in order to focus on building a lending and operating infrastructure. The Company resumed significant lending activities during 1995 and, as a result, $823.7 million or 74.4% of the Company's loan portfolio as of June 30, 1998 was originated subsequent to 1994. Although such loans have generally performed in accordance with their respective terms, they have generally not been outstanding long enough to fully assess their ability to perform under changing economic and market conditions.

RISKS ASSOCIATED WITH GROWTH IN LOAN ORIGINATIONS

           The Company resumed significant lending activities in 1995. During the period 1995 through 1997, the Company's annual volume of new loan commitments increased substantially, reaching $494.9 million in 1997, as compared with $332.3 million in 1996 and $197.3 million in 1995. During the six months ended June 30, 1998, the Company recorded $439.4 million of new loan commitments. An integral component of the Company's business strategy consists of expanding its market share in each of its principal lending businesses, including the financing of estate homes, residential construction and multi-family residential and commercial real estate. The Company's ability to meet this objective will be dependent on market and economic conditions, particularly the general level of interest rates, the competition for such lending activities, which management believes has increased significantly in recent years, the Company's ability to attract and retain cost-efficient sources of funds in order to fund its lending activities, and other factors which are beyond the control of the Company. As a result of the foregoing, there can be no assurance that the Company will be able to engage in the desired level of lending activities in order to meet its loan growth objectives.

ASSET QUALITY

           The Company's results of operations are significantly dependent on the quality of its assets, which is measured by the level of its nonperforming assets, nonaccruing and classified assets. Nonperforming assets consist of loans which are 90 days or more past due ("nonperforming loans") and real estate acquired by foreclosure or deed-in-lieu thereof, net of writedowns and reserves ("real estate owned"). In addition to its nonperforming assets, the Company has loans which are delinquent 30 to 89 days, which the Company places on nonaccrual status as a matter of policy, and loans which are performing in accordance with their terms but which the Company has classified as substandard or lower in accordance with OTS regulations because they were troubled debt restructurings or contained one or more defined weaknesses, a portion of which also may be placed on nonaccrual status. Management of the Company has devoted and continues to devote substantial time and resources to the identification, collection and workout of the Company's problem assets, which has resulted in a significant decrease in the Company's nonperforming assets from a high of $151.2 million, or 17.15%, of total assets at December 31, 1993 to $20.4 million, or 1.70% of total assets at June 30, 1998. Notwithstanding the substantial decline in nonperforming assets since 1993, at June 30, 1998, the Company's nonperforming assets and other classified assets aggregated $71.9 million, or 6.00%, of total assets.

           Although management of the Company has successfully reduced its nonperforming assets in recent years, the real estate markets and the overall economy in its market area are likely to be significant determinants of the quality of the Company's assets in future periods and, thus, its financial condition and results of operations. In addition, the Company's financial condition and results of operations may be adversely affected to the extent the Company's newly originated loans experience asset quality problems.

ADEQUACY OF ALLOWANCES FOR LOSSES

           Management establishes general reserves against the Company's portfolio of loans. Such general reserves are established for each segment of the Company's loan portfolio. In establishing general reserves, management considers (1) the recovery rate for similar properties previously sold by the Company, (2) valuations of groups of similar assets, (3) the probability of future adverse events (i.e., performing loans which are expected to become nonperforming and loans in default which are expected to be foreclosed on) and
(4) guidelines published by the OTS.

           At June 30, 1998, the Company's allowance for credit losses amounted to 1.31% of total loans and 87.39% of nonperforming loans. Although the Company believes that it has established adequate allowances for losses on its loan portfolio and real estate owned, material future additions to the allowance for loan losses may be necessary due to changes in economic conditions, the performance of the Company's loan portfolio and increases in loans. Future additions to the allowance for losses on real estate owned may be necessary to reflect changes in the economies and markets for real estate in which the Company's real estate owned is located and other factors which may result in adjustments which are necessary to ensure that the Company's real estate owned is carried at the lower of cost or fair value, less estimated costs to dispose of the properties. In addition, the OTS, as an integral part of its examination process, periodically reviews the Company's allowance for losses and the carrying values of its assets. Increases in the provisions for losses on loans and real estate owned would adversely affect the Company's results of operations.

SOURCE OF PAYMENTS ON THE SENIOR NOTES DUE 2004

           The Company is a holding company with no material business operations of its own. The Company's only significant asset is all of the common stock of the Bank. In connection with the 1995 recapitalization of the Bank, the Company issued $27 million of senior notes and preferred stock. In December 1997, the Company repaid such senior notes and preferred stock with the proceeds of a $40 million offering of senior notes due 2004. The senior notes due 2004 have an annual debt service requirement of $5.0 million. The principal source of cash to pay interest on and principal of the senior notes due 2004 consists of dividends from the Bank. There can be no assurance that the earnings from the Bank will be sufficient to pay dividends to the Company or that such dividends will be permitted by applicable federal banking laws and regulations. Failure to pay interest and/or principal on the senior notes due 2004 would constitute an event of default with respect to such senior notes. For additional information concerning limitations on the Bank paying dividends to the Company, see "- No Intention to Pay Dividends; Limited Sources for Dividends on the Common Stock and Funding of Activities."

INTEREST RATE RISK

           The Company's operating results depend to a large extent on its net interest income, which is the difference between the interest income earned on interest-earning assets and the interest expense incurred in connection with its interest-bearing liabilities. Changes in the general level of interest rates can affect the Company's net interest income by affecting the spread between the Company's interest-earning assets and interest-bearing liabilities. This may be due to the disparate maturities or period to repricing of the Company's interest-earning assets and interest-bearing liabilities, as well as in the case of an increase in the general level of interest rates and periodic caps which limit the interest rate change on many of the Company's adjustable-rate mortgage loans. Changes in the general level of interest rates also affect, among other things, the ability of the Company to originate loans; the ability of borrowers to make payments on loans; the value of the Company's interest-earning assets and its ability to realize gains from the sale of such assets; the average life of the Company's interest-earning assets; and the Company's ability to obtain deposits in competition with other available investment alternatives. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the control of the Company.

           The Company's interest rate risk strategy emphasizes the management of asset and liability balances within repricing categories in order to limit the Bank's exposure to earnings variations as well as variations in the value of assets and liabilities due to changes in interest rates over time. The Company does not currently utilize off-balance sheet hedging instruments in order to hedge its interest rate exposure. Instead, the Company hedges such exposure internally through the use of core deposit accounts and FHLB advances, together with an emphasis on investing in shorter-term or adjustable-rate assets.

ECONOMIC CONDITIONS

           The success of the Company is dependent to a certain extent upon general economic conditions, particularly in the areas in Southern California in which it conducts its business activities. Adverse changes in the economic conditions of these areas may impair the ability of the Company to collect loans and would otherwise have an adverse effect on its business, including the demand for new loans, the ability of customers to repay loans and the value of both the real estate which secures its loans and its real estate owned. Moreover, earthquakes and other natural disasters could have similar effects. Although such disasters have not significantly adversely affected the Company to date, the ability of borrowers to acquire insurance for such disasters in California is severely limited. The Company does not generally require individual borrowers to obtain insurance coverage with respect to any damage to the collateral securing the Bank's loans in the event of an earthquake. Instead, in June, 1997, the Company purchased a $10 million blanket insurance policy covering the collateral securing the Bank's estate loans in the event of an earthquake. Pursuant to this blanket insurance policy, the Company will be reimbursed for any losses suffered upon the disposition of the collateral securing an estate loan (whether by foreclosure or sale), including interest foregone with respect to the loan for the period from the 91st day of the loan's delinquency until the ultimate disposition of the collateral. Nevertheless, no assurance can be made that in the event of an earthquake, the Bank will recover amounts pursuant to such insurance policy sufficient to cover all of the losses suffered by the Bank.

COMPETITION

           The Company experiences substantial competition both in attracting and retaining deposits and in making loans. Its most direct competition for deposits historically has come from other thrift institutions, commercial banks and credit unions doing business in its market areas in Southern California. In addition, as with all banking organizations, the Company has experienced increasing competition from nonbanking sources such as full service and discount broker-dealers and other investment alternatives, such as mutual funds. The Company's competition for estate loans comes principally from larger commercial banks, investment banks and other thrift institutions and the Company's competition for residential construction loans comes principally from smaller commercial banks. The Company's competition for multi-family residential and commercial real estate loans comes principally from other thrift institutions, commercial banks, insurance companies, mortgage real estate investment trusts, mortgage conduits and other institutional lenders. A number of institutions with which the Company competes for deposits and loans (primarily with respect to estate loans and multi-family residential and commercial real estate loans) have significantly greater assets, capital and other resources than the Company. In addition, many of the Company's competitors are not subject to the same extensive federal regulation that governs savings and loan holding companies, such as the Company, and federally-chartered and federally-insured savings institutions, such as the Bank. As a result, many of the Company's competitors have advantages over the Company in conducting certain businesses and providing certain services.

TECHNOLOGY

           Data Processing Conversion. In July 1998, the Company completed a conversion of substantially all of its computer-based systems and applications to an in-house, client-server platform from an outsourced, host-based platform, following over two years of planning, design, specification, hardware and software acquisition and resource additions. The Company believes that the new computer-based systems and applications will provide it with the information processing, warehousing and reporting capabilities necessary to more efficiently and reliably support its business activities in the future. Although management believes that it has adequately planned for, and has prudently implemented its data procession conversion plan, there is a risk, inherent in all conversions of computer-based systems, that the conversion will not proceed in a manner consistent with management's plan. This could result in the inability of the new computer-based systems to accurately process and report information on a timely basis, which could lead to the allocation of unplanned resources and the expenditure of additional funds. In addition, significant problems with the conversion could adversely affect the Company's ability to successfully implement portions of its strategic plan on a timely basis.

           Year 2000 Compliance. The Year 2000 issue arises because many existing computer programs use only two digits to identify a year in a date field. These programs were designed and developed without considering the impact of the upcoming change in the century. If a bank does not resolve problems related to the Year 2000 issue, computer systems may incorrectly compute payment, interest or delinquency information. In addition, because payment and other important data systems are linked by computer, if the banks or other third parties with which the Company conducts ongoing operations do not resolve this potential problem in time, the Company may experience significant data processing delays, mistakes or failures. These delays, mistakes or failures may have a significant adverse impact on the financial condition, results of operations and cash flows of the Company.

           The Company, however, has adopted, and is implementing, a plan to address Year 2000 data processing issues. The plan includes the assessment of all internal systems, programs and data processing applications (with respect to the Company, including the new applications which are integral to the conversion of its computer-based systems), as well as those provided to the Company by third-party vendors. As discussed above, the Company has recently completed the process of converting from an outsourced, host-based program to an in-house client-server computer platform. See. " - Data Processing Conversion." The Company currently is performing its own Year 2000 testing by creating a database that will roll forward systematically until the in-house computer systems process data into what it believes is early 2000. Additionally, the Company is establishing contingency plans that will provide for alternative methods of conducting business for critical functions. These plans will be completed by year end 1998.

           The Company has conducted an extensive review of all of its third party service providers' Year 2000 compliance and identified eighty-five providers that require additional examination. In the process, the Company identified six core data systems that are third party supported or developed. Five of these providers have asserted that their systems are compliant, with the sixth core data system expected to be compliant by December 1998.

           The Company has also identified fifteen critical service providers (non-data service related) of which two have asserted that they are currently Year 2000 compliant and seven will be so by mid-1999. The Company is developing contingency plans for business continuity for all critical functions. While the Company has received assurances from vendors as to compliance, such assurances are not guarantees and may not be enforceable.


             The Company, through the Bank, extends principally all of its credit on a real estate-secured basis. The Company's primary source of repayment is by cash flow of the borrower, although the underlying real estate collateral is the ultimate security. The Company has approximately 2,400 loans within its portfolio of assets. In September 1998, the Company initiated an internal scan of its borrower relationships, beginning with an assessment of larger (greater than $3.0 million ) commercial property loans, whereby it attempted to identify those loans having a business operations component. Within this first priority group, the Company has identified 18 loans that total approximately $110.0 million and have a contractual maturity beyond December 31, 1999. Because these loans have business operations aspects, the Company believes that they may be more susceptible to Year 2000 concerns. The Company has not yet taken steps to assess such borrowers' Year 2000 compliance. If the borrowers fail to be Year 2000 compliant, the Company cannot at this time determine whether such noncompliance would affect their ability to service their debt obligation. The Company continues to assess its exposure related to larger borrowers (those with loans over $3.0 million) that may be adversely impacted by Year 2000 issues and expects to complete its assessment of such borrowers by June 1999.


            Additionally, the Company has added a Year 2000 assessment as a component to its internal review process for the remainder of its existing loan portfolio, including smaller (less than $3.0 million) loans and loans that are principally real estate secured, and expects to complete its assessment of all of its borrowers by June 1999. The Company cannot at this time determine if any borrower's failure to be Year 2000 compliant will affect their ability to service their debt obligation. In all such instances, the credit extended to these borrowers is collateralized by real estate, which inherently minimizes the Company's exposure. In general, the Company does not believe that any Year 2000 issues will materially affect the Company's products, services or competitive conditions.

           The expense incurred and to be incurred by the Company to ensure Year 2000 compliance is substantially integrated and included with the expense associated with the planned conversion of its computer-based systems. In addition, the Company does not believe that the cost of addressing Year 2000 issues is a material event. The Company anticipates incurring approximately $3.3 million in costs related to the foregoing data processing conversion and the implementation of the Company's Year 2000 plan. Approximately $1.2 million of such costs are expected to be expensed during 1998 while approximately $2.1 million of such costs are expected to be capitalized and expensed over a three-year period.

REGULATION

           Both the Company, as a savings and loan holding company, and the Bank, as a federally-chartered savings institution, are subject to significant governmental supervision and regulation, which is intended primarily for the protection of depositors. Statutes and regulations affecting the Company and the Bank may be changed at any time, and the interpretation of these statutes and regulations by examining authorities also is subject to change. There can be no assurance that future changes in applicable statutes and regulations or in their interpretation will not adversely affect the business of the Company. The Company is subject to regulation and examination by the OTS and the Bank is subject to regulation and examination by the OTS and the FDIC. There can be no assurance that the OTS or the FDIC will not, as a result of such regulation and examination, impose various requirements or regulatory sanctions upon the Company or the Bank, as applicable. In addition to governmental supervision and regulation, each of the Company and the Bank is subject to changes in federal and state laws, including changes in tax laws, which could materially affect the real estate industry. "No Intention to Pay Dividends; Limited Sources for Dividends on the Common Stock and Funding of Activities."

DEPENDENCE ON CHIEF EXECUTIVE OFFICER

           Scott A. Braly, President and Chief Executive Officer of the Company, has had, and will continue to have, a significant role in the development and management of the Company's business, including in particular his active involvement in the Bank's lending operations, whereby he functions as the Bank's Chief Lending Officer. The loss of his services could have an adverse effect on the Company. The Company and Mr. Braly are not parties to an employment agreement, and the Company currently does not maintain key man life insurance relating to Mr. Braly or any of its other officers.

NO INTENTION TO PAY DIVIDENDS; LIMITED SOURCES FOR DIVIDENDS ON THE COMMON STOCK AND FUNDING OF ACTIVITIES

           The Company does not currently pay cash dividends on the Common Stock and has no current plans to do so in the future. See "Dividend Policy." As a holding company whose only significant asset is all of the common stock of the Bank, the ability of the Company to pay dividends on the Common Stock and to conduct business activities directly or in non-banking subsidiaries will depend significantly on the receipt of dividends or other distributions from the Bank. Federal banking laws and regulations, including the regulations of the OTS, limit the Bank's ability to pay dividends to the Company. The Bank generally may not declare dividends or make any other capital distribution to the Company if, after the payment of such dividend or other distribution, it would fall within any of the three undercapitalized categories under the prompt corrective action standards established by the OTS and the other federal banking agencies pursuant to Section 38 of the Federal Deposit Insurance Act. A regulation of the OTS also limits the Bank's ability to pay dividends and make other capital distributions in a manner which depends upon the extent to which the Bank meets its regulatory capital requirements. In addition, HOLA requires every savings association subsidiary of a savings and loan holding company to give the OTS at least 30 days' advance notice of any proposed dividends to be made on its guarantee, permanent or other non-withdrawable stock or else such dividend will be invalid. Further, the OTS may prohibit any dividend or other capital distribution that it determines would constitute an unsafe or unsound practice. In addition to the regulation of dividends and other capital distributions, there are various statutory and regulatory limitations on the extent to which the Bank can finance or otherwise transfer funds to the Company or non-banking subsidiaries of the Company, whether in the form of loans, extensions of credit, investments or asset purchases. The Director of the OTS may further restrict these transactions in the interests of safety and soundness.

           As of June 30, 1998, the Bank met the capital and other requirements of a "well capitalized" institution under the OTS' prompt corrective action standards. There can be no assurance that the Bank will remain "well capitalized" in the future or that the OTS will not require the Bank to maintain higher levels of capital in light of the risk profile of its lending activities.

ABSENCE OF MARKET FOR THE WARRANTS AND LIMITED MARKET FOR THE COMMON STOCK; POTENTIAL EFFECTS OF SALES OF SHARES AVAILABLE FOR FUTURE SALE

           The Warrants are not listed on any exchange or traded on any automated inter-dealer quotation system. There currently is no trading market for the Warrants and there can be no assurance that such a trading market will develop or if one develops, that it will continue. The Common Stock is traded on the Nasdaq Stock Market's National Market, although it is not an actively-traded stock. No assurance can be given that a more active and widespread trading market for the Common Stock will develop or if one develops, that it will continue. There also can be no assurance that sales of the Securities offered hereby and/or other shares of Common Stock available for sale by stockholders, including without limitation shares which may be acquired upon exercise of options granted under the Company's stock option plans, will not adversely affect the then-current market price of the Common Stock.

                                 USE OF PROCEEDS

           The Company will not receive any cash proceeds from the sale of the Securities offered hereby by the Selling Securityholders. The Warrants are exerciseable at $2.128 per share. Because of the unpredictable timing of receipt, the Company has no current plans for use of any of the proceeds that it may receive from the exercise of the Warrants, which proceeds aggregate $5.3 million. The Company presently expects, however, that any such proceeds will be employed for working capital purposes.

                                 DIVIDEND POLICY

           The Company does not currently pay cash dividends on the Common Stock and has no current plans to do so in the future. In the future, the timing and amount of any dividends will be determined by the Board of Directors of the Company and will depend, among other factors, upon the Company's earnings, financial condition, cash requirements, the capital requirements of the Bank and investment opportunities at the time any such payment is considered.

           As a holding company, the payment of any dividends by the Company will be significantly dependent on dividends received by the Company from the Bank. For a description of limitations on the ability of the Bank to pay dividends on its capital stock to the Company, see "Risk Factors - No Intention to Pay Dividends; Limited Sources for Dividends on the Common Stock and Funding of Activities."

                          DESCRIPTION OF CAPITAL STOCK

           The Company's Certificate of Incorporation, as amended (the "Certificate"), authorizes the issuance of up to 20,000,000 shares of Common Stock and up to 10,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). At July 31, 1998, the Company had 5,187,596 shares of Common Stock outstanding, Warrants to purchase an additional 2,512,188 shares of Common Stock outstanding and no Preferred Stock was outstanding. In addition, at the same date the Company had granted options to purchase an aggregate of 739,300 shares of Common Stock pursuant to its two Stock Option Plans.

           The following description of the Company's capital stock is a summary which does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all of the provisions of the Certificate, the Bylaws of the Company and the form of Warrant evidencing the outstanding Warrants, copies of which are filed as exhibits to the Registration Statement of which this Prospectus is a part, as well as the applicable provisions of the Delaware General Corporation Law.


COMMON STOCK

General. Each share of Common Stock has the same relative rights and is identical in all respects with each other share of Common Stock. The Common Stock is not subject to call for redemption and each outstanding share of Common Stock as of the date hereof is fully paid and non-assessable and, upon receipt of the purchase price payable upon exercise of the Warrants, the shares of Common Stock issuable upon such exercise will be fully paid and nonassessable.

           Voting Rights. Except as provided in any resolution or resolutions adopted by the Board of Directors of the Company establishing any series of Preferred Stock, the holders of Common Stock possess exclusive voting rights in the Company. Each holder of Common Stock is entitled to one vote for each share held on all matters voted upon by shareholders, and shareholders are permitted to cumulate votes in elections of directors.

           Dividends. Subject to the rights of the holders of any series of Preferred Stock, the holders of Common Stock are entitled to such dividends as may be declared from time to time by the Board of Directors of the Company out of funds legally available therefor.

           Preemptive Rights. Holders of Common Stock do not have any preemptive rights with respect to any shares which may be issued by the Company in the future; thus, the Company may sell shares of Common Stock without first offering them to the then holders of Common Stock.

           Liquidation. In the event of any liquidation, dissolution or winding up of the Company, the holders of Common Stock would be entitled to receive, after payment of all debts and liabilities of the Company, all assets of the Company available for distribution, subject to the rights of the holders of any Preferred Stock which may be issued with a priority in liquidation or dissolution over the holders of Common Stock.

PREFERRED STOCK

           The Board of Directors of the Company is authorized to issue the Preferred Stock and to fix and state voting powers, designations, preferences or other special rights of such shares and the qualifications, limitations and restrictions thereof. The Preferred Stock may be issued in distinctly designated series, may be convertible into Common Stock and may rank prior to the Common Stock as to dividend rights, liquidation preferences, or both.

           The authorized but unissued shares of Preferred Stock (as well as the authorized but unissued and unreserved shares of Common Stock) are available for issuance in future mergers or acquisitions, in a future public offering or private placement or for other general corporate purposes. Except as otherwise required to approve the transaction in which the additional authorized shares of Preferred Stock (as well as Common Stock) would be issued, shareholder approval generally would not be required for the issuance of these shares. Depending on the circumstances, however, shareholder approval may be required pursuant to the requirements for continued quotation of the Common Stock on the Nasdaq Stock Market's National Market or the requirements of any exchange on which the Common Stock may then be listed.

WARRANTS

           Exercise. The Warrants may be exercised on or after December 11, 1998 and will expire at 5:00 p.m., Pacific Time, on December 11, 2005 (the "Expiration Date"), provided that the Warrants may be exercised in whole or in part prior to December 11, 1998 in connection with or following a Change in Control of the Company, as defined in the Warrants. The registered holder of a Warrant (a "Holder" and collectively the "Holders") has the right to purchase from the Company the number of shares of Common Stock set forth on the face thereof (as may be adjusted pursuant to the terms of the Warrant) at the price of $2.128 per share (as may be adjusted pursuant to the terms of the Warrant, the "Exercise Price").

           A Holder may exercise a Warrant by (i) surrendering the Warrant to the Company at the Company's principal office in El Segundo, California with the exercise form attached thereto duly completed and signed by the Holder or Holders thereof, and (ii) submitting payment by wire transfer or other payment of immediately available funds of the Exercise Price for the shares of Common Stock in respect of which the Warrant is being exercised. Upon surrender of the Warrant and payment of the Exercise Price, the Company shall promptly issue and cause to be delivered to or upon the written order of the Holder of the Warrant a certificate or certificates for the number of shares of Common Stock so purchased upon the exercise of the Warrant, together with payment in respect of any fraction of a share of Common Stock issuable upon such surrender pursuant to the terms of the Warrant.

           The exercise of a Warrant shall be deemed to have been effected immediately prior to the close of business on the business day on which the Holder surrenders a Warrant to the Company and payment of the Exercise Price is made, and at such time the person in whose name any certificate for shares of Common Stock shall be issuable upon such exercise shall be deemed to be the record holder of such shares of Common Stock for all purposes.

           Adjustments of Exercise Price and Number of Shares of Common Stock. The Exercise Price and the number and kind of shares of Common Stock issuable upon the exercise of the Warrants will be subject to change or adjustment from time to time as follows:

           (a) Change in Common Stock. In the event the Company shall, at any time or from time to time after the issuance of the Warrants, (i) issue any shares of Common Stock as a stock dividend to the holders of Common Stock, (ii) subdivide or combine the outstanding shares of Common Stock into a greater or lesser number of shares or (iii) issue any shares of its capital stock in a reclassification or reorganization of the Common Stock (any such issuance, subdivision, combination, reclassification or reorganization being herein called a "Change of Shares"), then (A) in the case of (i) or (ii) above, the number of shares of Common Stock that may be purchased upon the exercise of a Warrant shall be adjusted to the number of shares of Common Stock that the Holder would have owned or have been entitled to receive after the happening of such event had such Warrant been exercised immediately prior to the record date (or, if there is no record date, the effective date) for such event, and the Exercise Price shall be adjusted to the price (calculated to the nearest 1,000th of one cent) determined by multiplying the Exercise Price immediately prior to such event by a fraction, the numerator of which shall be the number of shares of Common Stock purchasable with the Warrant immediately prior to such event and the denominator of which shall be the number of shares of Common Stock purchasable with the Warrant after the adjustment referred to above and (B) in the case of clause (iii) above, paragraph (l) below shall apply. An adjustment made pursuant to clause (A) of this paragraph (a) shall become effective retroactively immediately after the record date in the case of such dividend and shall become effective immediately after the effective date in other cases, but any shares of Common Stock issuable solely as a result of such adjustment shall not be issued prior to the effective date of such event.

           (b) Common Stock Distribution. In the event the Company shall, at any time or from time to time after the issuance of the Warrants, issue, sell or otherwise distribute (including by way of deemed distributions pursuant to paragraphs (c) and (d) below) any shares of Common Stock (other than pursuant to
(A) a Change of Shares or (B) the exercise or conversion, as the case may be, of any Option, Convertible Security (each as defined in paragraph (c) below) or Warrant) (any such event, including any deemed distributions described in paragraphs (c) and (d), being herein called a "Common Stock Distribution"), for a consideration per share less than the current market price per share of Common Stock (as defined in paragraph (f) below), on the date of such Common Stock Distribution, then, effective upon such Common Stock Distribution, the Exercise Price shall be reduced to the price (calculated to the nearest 1,000th of one cent) determined by multiplying the Exercise Price in effect immediately prior to such Common Stock Distribution by a fraction, the numerator of which shall be the sum of (i) the number of shares of Common Stock outstanding (exclusive of any treasury shares) immediately prior to such Common Stock Distribution multiplied by the current market price per share of Common Stock on the date of such Common Stock Distribution, plus (ii) the consideration, if any, received by the Company upon such Common Stock Distribution, and the denominator of which shall be the product of (A) the total number of shares of Common Stock issued and outstanding immediately after such Common Stock Distribution multiplied by
(B) the current market price per share of Common Stock on the date of such Common Stock Distribution.

           If any Common Stock Distribution shall require an adjustment to the Exercise Price pursuant to the foregoing provisions of this paragraph (b), including by operation of paragraph (c) or (d) below, then, effective at the time such adjustment is made, the number of shares of Common Stock purchasable upon the exercise of a Warrant shall be increased to a number determined by multiplying the number of shares so purchasable immediately prior to such Common Stock Distribution by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price in effect immediately after such adjustment. In computing adjustments under this paragraph, fractional interests in Common Stock shall be taken into account to the nearest 1,000th of a share.

           The provisions of this paragraph (b), including by operation of paragraph (c) or (d) below, shall not operate to increase the Exercise Price or reduce the number of shares of Common Stock purchasable upon the exercise of a Warrant, except by operation of paragraph (j) or (k) below.

           (c) Issuance of Options. In the event the Company shall, at any time or from time to time after issuance of the Warrants, issue, sell, distribute or otherwise grant in any manner (including by assumption) any rights to subscribe for or to purchase, or any warrants or options for the purchase of, Common Stock or any stock or securities convertible into or exchangeable for Common Stock (any such rights, warrants or options being herein called "Options" and any such convertible or exchangeable stock or securities being herein called "Convertible Securities"), whether or not such Options or the rights to convert or exchange such Convertible Securities are immediately exercisable, and the price per share at which Common Stock is issuable upon the exercise of such Options or upon the conversion or exchange of such Convertible Securities (determined by dividing (i) the aggregate amount, if any, received or receivable by the Company as consideration for the issuance, sale, distribution or granting of such Options, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the exercise of all such Options, plus, in the case of Options to acquire Convertible Securities, the minimum aggregate amount of additional consideration, if any, payable upon the conversion or exchange of all such Convertible Securities, by (ii) the total maximum number of shares of Common Stock issuable upon the exercise of all such Options) shall be less than the current market price per share of Common Stock on the date of the issuance, sale, distribution or granting of such Options, then, for the purposes of paragraph (b) above, the total maximum number of shares of Common Stock issuable upon the exercise of all such Options or upon the conversion or exchange of the total maximum amount of the Convertible Securities issuable upon the exercise of all such Options shall be deemed to have been issued as of the date of the issuance, sale, distribution or granting of such Options and thereafter shall be deemed to be outstanding and the Company shall be deemed to have received as consideration such price per share, determined as provided above, therefor. Except as otherwise provided in paragraphs (j) and (k) below, no additional adjustment of the Exercise Price shall be made upon the actual exercise of such Options or upon conversion or exchange of the Convertible Securities issuable upon the exercise of such Options. If the minimum and maximum numbers or amounts referred to in this paragraph (c) or in paragraph (d) below cannot be calculated with certainty as of the date of the required adjustment, such numbers and amounts shall be determined in good faith by the Board of Directors of the Company.

           (d) Issuance of Convertible Securities. In the event the Company shall, at any time or from time to time after issuance of the Warrants, issue, sell or otherwise distribute (including by assumption) any Convertible Securities (other than upon the exercise of any Option), whether or not the rights to convert or exchange such Convertible Securities are immediately exercisable, and the price per share at which Common Stock is issuable upon the conversion or exchange of such Convertible Securities (determined by dividing
(i) the aggregate amount, if any, received or receivable by the Company as consideration for the issuance, sale or distribution of such Convertible Securities, plus the minimum aggregate amount of additional consideration, if any, payable to the Company upon the conversion or exchange of all such Convertible Securities, by (ii) the total maximum number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities) shall be less than the current market price per share of Common Stock on the date of such issuance, sale or distribution, then, for the purposes of paragraph (b) above, the total number of shares of Common Stock issuable upon the conversion or exchange of all such Convertible Securities shall be deemed to have been issued as of the date of the issuance, sale or distribution of such Convertible Securities and thereafter shall be deemed to be outstanding and the Company shall be deemed to have received as consideration such price per share, determined as provided above, therefor. Except as otherwise provided in paragraphs (j) and (k) below, no additional adjustment of the Exercise Price shall be made upon the actual conversion or exchange of such Convertible Securities.

           (e) Dividends and Distributions. In the event the Company shall, at any time or from time to time after issuance of the Warrants, distribute to the holders of Common Stock any dividend or other distribution of cash, evidences of its indebtedness, other securities or other properties or assets (in each case other than (i) dividends payable in Common Stock, Options or Convertible Securities and (ii) any cash dividend declared and paid pursuant to a regular quarterly dividend policy of the Company), or any options, warrants or other rights to subscribe for or purchase any of the foregoing, then (A) the Exercise Price shall be decreased to a price determined by multiplying the Exercise Price then in effect by a fraction, the numerator of which shall be the current market price per share of Common Stock on the record date for such distribution less the sum of (X) the cash portion, if any, of such distribution per share of Common Stock outstanding (exclusive of any treasury shares) plus (Y) the then fair market value (as determined in good faith by the Board of Directors of the Company) per share of Common Stock issued and outstanding on the record date for such distribution of that portion, if any, of such distribution consisting of evidences of indebtedness, other securities, properties, assets, options, warrants or subscription or purchase rights, and the denominator of which shall be such current market price per share of Common Stock and (B) the number of shares of Common Stock purchasable upon the exercise of a Warrant shall be increased to a number determined by multiplying the number of shares of Common Stock so purchasable immediately prior to the record date for such distribution by a fraction, the numerator of which shall be the Exercise Price in effect immediately prior to the adjustment required by clause
(A) of this sentence and the denominator of which shall be the Exercise Price in effect immediately after such adjustment. The adjustments required by this paragraph (e) shall be made whenever any such distribution is made and shall be retroactive to the record date for the determination of stockholders entitled to receive such distribution.

           (f) Current Market Price. For the purpose of any computation under paragraphs (b), (c), (d) and (e) above, the current market price per share of Common Stock at any date shall be the average of the daily closing prices for the shorter of (i) the 20 consecutive trading days ending on the last full trading day on the exchange or market specified in the second succeeding sentence, prior to the Time of Determination and (ii) the period commencing on the date next succeeding the first public announcement of the issuance, sale, distribution or granting in question through such last full trading day prior to the Time of Determination. The term "Time of Determination" as used herein shall be the time and date of the earlier to occur of (A) the date as of which the current market price is to be computed and (B) the last full trading day on such exchange or market before the commencement of "ex-dividend" trading in the Common Stock relating to the event giving rise to the adjustment required by paragraph (b), (c), (d) or (e). The closing price for any day shall be the last reported sale price regular way or, in case no such reported sale takes place on such day, the average of the closing bid and asked prices regular way for such day, in each case (1) on the principal national securities exchange on which the shares of Common Stock are listed or to which such shares are admitted to trading or (2) if the Common Stock is not listed or admitted to trading on a national securities exchange, in the over-the-counter market as reported by the Nasdaq Stock Market's National Market or any comparable system or (3) if the Common Stock is not listed on the Nasdaq Stock Market's National Market or a comparable system, as furnished by two members of the National Association of Securities Dealers, Inc. ("NASD") selected from time to time in good faith by the Board of Directors of the Company for that purpose. In the absence of all of the foregoing, or if for any other reason the current market price per share cannot be determined pursuant to the foregoing provisions of this paragraph (f), the current market price per share shall be the fair market value thereof as determined in good faith by the Board of Directors of the Company.

           (g) Certain Distributions. If the Company shall pay a dividend or make any other distribution payable in Options or Convertible Securities, then, for purposes of paragraph (b) above (including dividends or distributions by operation of paragraph (c) or (d) above, as the case may be), such Options or Convertible Securities shall be deemed to have been issued or sold without consideration except for such amounts of consideration as shall have been deemed to have been received by the Company pursuant to paragraphs (c) or (d) above, as appropriate.

           (h) Consideration Received. If any shares of Common Stock shall be issued and sold in an underwritten public offering, the consideration received by the Company for such shares of Common Stock shall be deemed to include the underwriting discounts and commissions realized by the underwriters of such public offering. If any shares of Common Stock, Options or Convertible Securities shall be issued, sold or distributed for a consideration other than cash, the amount of the consideration other than cash received by the Company in respect thereof shall be deemed to be the then fair market value of such consideration (as determined in good faith by the Board of Directors of the Company). If any Options shall be issued in connection with the issuance and sale of other securities of the Company, together comprising one integral transaction in which no specific consideration is allocated to such Options by the parties thereto, such Options shall be deemed to have been issued, sold or distributed for such amount of consideration as shall be allocated to such Options in good faith by the Board of Directors of the Company.

           (i) Deferral of Certain Adjustments. No adjustments to the Exercise Price (including the related adjustment to the number of shares of Common Stock purchasable upon the exercise of a Warrant) shall be required hereunder unless such adjustment, together with other adjustments carried forward as provided below, would result in an increase or decrease of at least one percent of the Exercise Price; provided, however, that any adjustment which by reason of this paragraph (i) is not required to be made shall be carried forward and taken into account in any subsequent adjustment.

           (j) Changes in Options and Convertible Securities. If the exercise price provided for in any Options referred to in paragraph (c) above, the additional consideration, if any, payable upon the conversion or exchange of any Convertible Securities referred to in paragraph (c) or (d) above, or the rate at which any Convertible Securities referred to in paragraph (c) or (d) above are convertible into or exchangeable for Common Stock shall change at any time (other than under or by reason of provisions designed to protect against dilution upon an event which results in a related adjustment pursuant to the Warrants), the Exercise Price then in effect and the number of shares of Common Stock purchasable upon the exercise of a Warrant shall forthwith be readjusted (effective only with respect to any exercise of a Warrant after such readjustment) to the Exercise Price and number of shares of Common Stock so purchasable that would then be in effect had the adjustment made upon the issuance, sale, distribution or granting of such Options or Convertible Securities been made based upon such changed purchase price, additional consideration or conversion rate, as the case may be, but only with respect to such Options and Convertible Securities as then remain outstanding.

           (k) Expiration of Options and Convertible Securities. If, at any time after any adjustment to the number of shares of Common Stock purchasable upon the exercise of a Warrant shall have been made pursuant to paragraph (c), (d) or
(j) above or this paragraph (k), any Options or Convertible Securities shall have expired unexercised or, solely with respect to Options that are rights ("Rights"), are redeemed, the number of such shares so purchasable shall, upon such expiration or such redemption, be readjusted and shall thereafter be such as they would have been had they been originally adjusted (or had the original adjustment not been required, as the case may be) as if (i) the only shares of Common Stock deemed to have been issued in connection with such Options or Convertible Securities were the shares of Common Stock, if any, actually issued or sold upon the exercise of such Options or Convertible Securities and (ii) such shares of Common Stock, if any, were issued or sold for the consideration actually received by the Company upon such exercise plus the aggregate consideration, if any, actually received by the Company for the issuance, sale, distribution or granting of all such Options or Convertible Securities, whether or not exercised; provided, however, that (x) no such readjustment shall have the effect of decreasing the number of shares so purchasable by an amount (calculated by adjusting such decrease to account for all other adjustments made pursuant to this Section 7 following the date of the original adjustment referred to above) in excess of the amount of the adjustment initially made in respect of the issuance, sale, distribution or granting of such Options or Convertible Securities and (y) in the case of the redemption of any Rights, there shall be deemed (for the purposes of paragraph (c) above) to have been issued as of the date of such redemption for no consideration a number of shares of Common Stock equal to the aggregate consideration paid to effect such redemption divided by the current market price of the Common Stock on the date of such redemption.

           (l) Other Adjustments. In the event that at any time a Holder shall become entitled to receive any securities of the Company other than shares of Common Stock as constituted on the date of issuance of the Holder's Warrant, the number of such other securities so receivable upon exercise of such Warrant and the Exercise Price applicable to such exercise shall be adjusted at such time, and shall be subject to further adjustment from time to time thereafter, in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the shares of Common Stock contained in the Warrants.

           (m) Excluded Transactions. Notwithstanding any provision in the Warrants to the contrary, no adjustment shall be made in respect of (i) any change in the par value of the Common Stock, (ii) the granting of any Options or the issuance of any shares of Common Stock, in either case, which would otherwise trigger an adjustment under paragraph (b) above, that may be registered on Form S-8 or any successor form under the Securities Act, to any directors, officers or employees of the Company, provided that the granting of Options or the issuance of shares of Common Stock pursuant to this clause (ii) is in the ordinary course of business and is usual and customary, or (iii) the issuance of Common Stock pursuant to any dividend reinvestment plan which provides that the price of the Common Stock purchased for plan participants from the Company will be no less than 95% of the average of the high and low sales prices of the Common Stock on the investment date or, if no trading in the Common Stock occurs on such date, the next preceding date on which trading occurred (1) on the principal national securities exchange on which the shares of Common Stock are listed or to which such shares are admitted to trading or
(2) if the Common Stock is not listed or admitted to trading on a national securities exchange, in the over-the-counter market as reported by the Nasdaq Stock Market's National Market or any comparable system or (3) if the Common Stock is not listed on the Nasdaq Stock Market's National Market or a comparable system, as furnished by two members of the NASD selected from time to time in good faith by the Board of Directors of the Company for that purpose. In the absence of all of the foregoing, or if for any other reason the current market price per share cannot be determined pursuant to the foregoing provisions of this paragraph, the current market price per share shall be the fair market value thereof as determined in good faith by the Board of Directors of the Company.

           Reorganizations and Asset Sales. If any capital reorganization or reclassification of the capital stock of the Company, or consolidation or merger of the Company with another corporation, or the sale of all or substantially all of its assets to another corporation shall be effected in such a way that holders of Common Stock shall be entitled to receive stock, securities or assets with respect to or in exchange for Common Stock, then, as a condition of such reorganization, reclassification, consolidation, merger or sale, lawful and adequate provision shall be made whereby the Holder of a Warrant shall thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the Warrant and in lieu of the shares of Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby, such shares of stock, securities or assets as may be issued or payable with respect to or in exchange for a number of shares of such stock immediately theretofore purchasable and receivable upon the exercise of the rights represented hereby had such reorganization, reclassification, consolidation, merger or sale not taken place, and in any such case appropriate provision shall be made with respect to the rights and interests of the Holder of the Warrant to the end that the provisions of the Warrant (including without limitation provisions for adjustments of the Exercise Price and of the number of shares purchasable upon the exercise of the Warrant) shall thereafter be applicable, as nearly as may be, in relation to any shares of stock, securities or assets thereafter deliverable upon the exercise thereof. The Company shall not effect any such consolidation, merger or sale, unless prior to the consummation thereof the successor corporation (if other than the Company) resulting from such consolidation or merger or the corporation purchasing such assets shall assume, by written instrument executed and mailed by first class mail, postage prepaid, to each Holder at the last address of the Holder appearing on the register maintained by the Company, the obligation to deliver to such Holder such shares of stock, securities or assets as, in accordance with the provisions of the Warrants such Holder may be entitled to purchase.

           Fractional Interests. The Company shall not be required to issue fractional shares of Common Stock on the exercise of a Warrant. If more than one Warrant shall be presented for exercise at the same time by a Holder, the number of full shares of Common Stock which shall be issuable upon such exercise shall be computed on the basis of the aggregate number of shares of Common Stock acquirable on exercise of the Warrants so presented. If any fraction of a share of Common Stock would be issuable on the exercise of any Warrant (or specified portion thereof), the Company shall pay an amount in cash calculated by it to be equal to the then current market price per share multiplied by such fraction computed to the nearest whole cent.

                   RESTRICTIONS ON ACQUISITION OF THE COMPANY

FEDERAL LAWS AND REGULATIONS

           Federal laws and regulations generally require any person who intends to acquire control of a savings and loan holding company or savings institution to give at least 60 days prior written notice to the OTS. "Control" is defined as the power, directly or indirectly, to direct the management or policies of a savings institution or to vote 25% or more of any class of voting securities of the savings institution. In addition to the foregoing restrictions, a company must secure the approval of the OTS before it can acquire control of a savings institution. Under federal regulations, a person (including business entities) is deemed conclusively to have acquired control if, among other things, such person acquires: (i) 25% or more of any class of voting stock of the savings institution; (ii) irrevocable proxies representing 25% or more of any class of voting stock of the savings institution; (iii) any combination of voting stock and irrevocable proxies representing 25% or more of any class of such institution's voting stock; or
(iv) control of the election of a majority of the directors of the savings institution. In addition, a rebuttable presumption of control arises in the event a person acquires more than 10% of any class of voting stock (or more than 25% of any class of non-voting stock) and is subject to one or more of eight enumerated control factors. Such regulations also set forth rebuttable presumptions of concerted action and the procedures to follow to rebut any such presumptions. The OTS is specifically empowered to disapprove such an acquisition of control if it finds, among other reasons, that (i) the acquisition would substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the institution or its depositors; or
(iii) the competency, experience or integrity of the acquiring person indicates that it would not be in the interest of the depositors, the institution or the public to permit the acquisition of control by such person.

DELAWARE GENERAL CORPORATION LAW

           Section 203 of the Delaware General Corporation Law generally provides that a Delaware corporation shall not engage in any "business combination" with an "interested stockholder" for a period of three years following the date that such stockholder became an interested stockholder unless
(i) prior to such date the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for this purpose, shares owned by persons who are directors and also officers and shares owned by employee stock ownership plans in which employee participants do not have the right to determine confidentially whether the shares held subject to the plan will be tendered in a tender offer or exchange offer; or (3) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. The three-year prohibition on business combinations with an interested stockholder does not apply under certain circumstances, including business combinations with a corporation which does not have a class of voting stock that is (i) listed on a national securities exchange, (ii) authorized for quotation on an inter-dealer quotation system of a registered national securities association, or (iii) held of record by more than 2,000 stockholders, unless in each case this result was directly or indirectly caused by the interested stockholder.

           An "interested stockholder" generally means any person that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or
(ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such a person. The term "business combination" is broadly defined to include a wide variety of transactions, including mergers, consolidations, sales of 10% or more of a corporation's assets and various other transactions which may benefit an interested stockholder.

                             SELLING SECURITYHOLDERS

           This Prospectus relates to the offer and sale by the Selling Securityholders of up to (i) 431,121 shares of Common Stock, (ii) Warrants to purchase 2,512,188 shares of Common Stock expiring December 11, 2005 and (iii) 2,512,188 shares of Common Stock issuable upon exercise of such Warrants (Warrants to purchase 2,140,012 shares of Common Stock and 2,140,012 shares of Common Stock issuable upon exercise of such Warrants may be deemed to be held by affiliates of the Company).

           The outstanding Securities were originally issued by the Company in private transactions. The Company has registered the Securities pursuant to a Registration Rights Agreement, dated as of December 12, 1995 (the "Registration Rights Agreement"). Pursuant to the Registration Rights Agreement, the Company shall pay its own legal and accounting fees, all registration and filing fees attributable to the registration of the Securities, the filing fee payable to The Nasdaq Stock Market, Inc. and any printing fees incurred in connection herewith. Each Selling Securityholder shall pay his, her or its own legal and accounting fees and any other expenses incurred by the Selling Securityholder. Any commissions, discounts or other fees payable to broker-dealers or other agents in connection with any sale of the Securities by a Selling Securityholder will be payable by the Selling Securityholder.

           The Company has agreed to indemnify the Selling Securityholders against certain liabilities arising out of any actual or alleged material misstatements or omissions in the Registration Statement, other than liabilities arising from information supplied by the Selling Securityholders for use in the Registration Statement. Each Selling Securityholder, severally but not jointly, has agreed to indemnify the Company against liabilities arising out of any actual or alleged material misstatements or omissions in the Registration Statement insofar as such misstatements or omissions were made in reliance upon written information furnished to the Company by such Selling Securityholder expressly for use in the Registration Statement.

           Because the Selling Securityholders may offer all or some of the Securities, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the Securities that will be held by the Selling Securityholders after completion of the offering, no estimate can be given as to the amount of the Securities that will be held by the Selling Securityholders after completion of the offering.

           The following table sets forth the name of each Securityholder and the number and percentage of shares of Common Stock and Warrants beneficially owned and offered hereby by each Selling Securityholder. Except as indicated in the notes to the table, the Selling Securityholders have not held any position or had any other material relationship with the Company in the past three years.

                                                                                   Common Stock(1)
                                                 --------------------------------------------------------------------------------
                                                            Beneficially
                                                             Owned Prior                                        Offered
                                                             to Offering                                        Hereby
                                                 -----------------------------------        -------------------------------------


                Name of Selling                       # of             % of Shares                # of             % of Shares
                Securityholder                       Shares            Outstanding               Shares            Outstanding
--------------------------------------------     --------------   --------------------      -----------------   -----------------

Value Partners, Ltd.(2)(3)                         1,241,100              17.9%                  926,600              17.9%
Lee M. Bass(2)(3)(4)                                 327,035               6.0                   327,035               6.0
Sid R. Bass Management Trust (2)(3)(4)                     -               --                          -               --
Sid R. Bass(2)(3)(4)                                  47,903                *                     47,903                *
The Bass Management Trust(2)(3)(4)                   272,529               5.3                   272,529               5.3
Fort Pitt Fund, L.P.(2)(3)                           479,651               9.2                   479,651               9.2
Scott A. Braly(2)(3)(5)(6)                           197,414               2.5                   130,814               2.5
David L. Hardin, Jr.(2)(3)(5)(6)                      17,150                *                     17,150                *
Norman A. Morales(2)(3)((5)(6)                        40,917                *                     16,917                *
Tyndall Partners, L.P.(3)                              7,983                *                      7,983                *
Sierra Resources Limited(3)                           23,951                *                     23,951                *
Jane F. Matz(3)                                        7,983                *                      7,983                *
A. Baxter & S. Cash, Trustees,
  Elias, Matz, Tiernan & Herrick L.L.P.
  Svg. & PS Plan DTD 1/1/89 FBO
  W. Michael Herrick(3)                                1,596                *                      1,596                *
Raymond A. Tiernan(3)                                  3,193                *                      3,193                *
John P. Soukenik(3)                                    1,596                *                      1,596                *
BT Alex. Brown Incorporated Cust. FBO William
  H. Savage R-IRA DTD 11/2/95(3)                       1,596                *                      1,596                *
Timothy R. Chrisman(2)(5)                             28,037                *                      9,537                *
Prosper Capital Management, L.P.                         223                *                        223                *
Hemisphere Investment Limited Partnership              1,211                *                      1,211                *
Lyda Hunt - Caroline Trust - Patrick Brian Sands       1,211                *                      1,211                *
Lyda Hunt - Herbert Trusts - Barbara Ann Hunt            727                *                        727                *
Lyda Hunt - Herbert Trusts - David Shelton Hunt        1,938                *                      1,938                *
William Herbert Hunt Trust Estate                      4,844                *                      4,844                *
Crow Support Trust                                     1,695                *                      1,695                *
Randy Best                                               484                *                        484                *
Kelcy L. Warren                                        1,211                *                      1,211                *
Primal Trust No. 3                                       606                *                        606                *
Primal Trust No. 2                                       606                *                        606                *
Primal Trust No. 1                                       848                *                        848                *
John L. Zogg, Jr.                                        363                *                        363                *
                                                   ---------                                   ---------
                                                   2,715,601                                   2,571,133
                                                   =========                                   =========

                                                                                         Warrants
                                            ----------------------------------------------------------------------------------------
                                                               Beneficially
                                                               Owned Prior                                         Offered
                                                               to Offering                                          Hereby
                                            --------------------------------------------        ------------------------------------
                                                                                                  Warrants to
                                                Warrants to                                        Purchase #
                Name of Selling              Purchase # Shares           % of Warrants             Shares of          % of Warrants
                Securityholder                of Common Stock             Outstanding             Common Stock         Outstanding
----------------------------------------    --------------------      ------------------        ----------------     ---------------

Value Partners, Ltd.(2)(3)                           790,874               31.5%                     790,874              31.5%
Lee M. Bass(2)(3)(4)                                 279,132                11.1                     279,132              11.1
Sid R. Bass Management Trust (2)(3)(4)               279,132                11.1                     279,132              11.1
Sid R. Bass(2)(3)(4)                                    -                    --                           --               --
The Bass Management Trust(2)(3)(4)                   232,610                 9.3                     232,610               9.3
Fort Pitt Fund, L.P.(2)(3)                           409,393                16.3                     409,393              16.3
Scott A. Braly(2)(3)(5)(6)                           111,653                 4.4                     111,653               4.4
David L. Hardin, Jr.(2)(3)(5)(6)                      13,957                  *                       13,957                *
Norman A. Morales(2)(3)((5)(6)                        16,917                  *                       16,917                *
Tyndall Partners, L.P.(3)                             46,522                 1.9                      46,522               1.9
Sierra Resources Limited(3)                          139,566                 5.6                     139,566               5.6
Jane F. Matz(3)                                       46,522                 1.9                      46,522               1.9
A. Baxter & S. Cash, Trustees,
  Elias, Matz, Tiernan & Herrick L.L.P.
  Svg. & PS Plan DTD 1/1/89 FBO
  W. Michael Herrick(3)                                9,304                  *                        9,304                *
Raymond A. Tiernan(3)                                 18,609                  *                       18,609                *
John P. Soukenik(3)                                    9,304                  *                        9,304                *
BT Alex. Brown Incorporated Cust. FBO William
  H. Savage R-IRA DTD 11/2/95(3)                       9,304                  *                        9,304                *
Timothy R. Chrisman(2)(5)                              6,344                  *                        6,344                *
Prosper Capital Management, L.P.                       1,297                  *                        1,297                *
Hemisphere Investment Limited Partnership              7,058                  *                        7,058                *
Lyda Hunt - Caroline Trust - Patrick Brian Sands       7,058                  *                        7,058                *
Lyda Hunt - Herbert Trusts - Barbara Ann Hunt          4,235                  *                        4,235                *
Lyda Hunt - Herbert Trusts - David Shelton Hunt       11,292                  *                       11,292                *
William Herbert Hunt Trust Estate                     28,230                 1.1                      28,230               1.1
Crow Support Trust                                     9,881                  *                        9,881                *
Randy Best                                             2,823                  *                        2,823                *
Kelcy L. Warren                                        7,058                  *                        7,058                *
Primal Trust No. 3                                     3,528                  *                        3,528                *
Primal Trust No. 2                                     3,528                  *                        3,528                *
Primal Trust No. 1                                     4,940                  *                        4,940                *
John L. Zogg, Jr.                                      2,117                  *                        2,117                *
                                                   ---------                                       ---------
                                                   2,512,188                                       2,512,188
                                                   =========                                       =========

Less than  1%.                                 (footnotes on the following page)

-------------------------

   (1) In the case of each Selling Securityholder the number of shares of Common Stock beneficially owned and offered hereby includes the number of shares of Common Stock that may be acquired by each Selling Securityholder upon exercise of the Warrants even if not currently exercisable (an aggregate of 2,512,188 shares). The percentage of outstanding Common Stock held by each Selling Securityholder is based on the 5,187,596 shares of Common Stock outstanding as of July 31, 1998 plus all 2,512,188 shares of Common Stock issuable upon exercise of the Warrants even if not currently exercisable.

   (2) Shares of Common Stock which may be sold by the Selling Securityholder after acquisition of such shares upon exercise of the Selling Securityholders's Warrants have been registered for resale in the event such Securityholder is deemed to be an affiliate of the Company for purposes of the Securities Act. Such action does not constitute an admission that the Selling Securityholder is an affiliate of the Company.

   (3) In December 1995, the Selling Securityholder participated in a private placement by the Company (the "Private Offering") of an aggregate of $27.0 million of investment units (the "Units"), each of which consisted of $250,000 principal amount of the Company's Senior Notes due 2000 (the "Senior Notes"), five shares of the Company's Cumulative Preferred Stock, Series A (the "Series A Preferred") and a Warrant to purchase 46,522 shares of Common Stock (which reflects an adjustment made as a result of a recent Common Stock offering completed by the Company) December 31, 1997, the Senior Notes and the Series A Preferred were redeemed by the Company in accordance with their terms with a portion of the proceeds from the issuance of the Company's 12 1/2% Notes due 2004. Prior to redemption of the Series A Preferred, the Company had issued an aggregate of 431,121 shares of Common Stock to the holders thereof in lieu of quarterly cash dividends on the Series A Preferred, as required by the terms thereof. Pursuant to agreements entered into with the Company in connection with the Private Offering, each of the three largest purchasers of Units is entitled to recommend one person for nomination by the Board of Directors for election as a director of the Company as long as such purchaser owns a specified level of the securities which comprise the Units. Pursuant to these rights, each of Value Partners, Ltd., Lee M. Bass and Value Partners, Ltd. has recommended and/or intends to recommend a person for election as a director of the Company.

   (4) The Bass Management Trust is a revocable grantor trust established under Texas law on June 4, 1982 by Perry R. Bass and his wife Nancy Lee Bass, as grantors. Its sole trustee is Perry R. Bass. The Sid R. Bass Management Trust is a revocable grantor trust established under Texas law on December 9, 1988 by their son, Sid R. Bass, as grantor. Perry R. Bass, Sid R. Bass and Lee M. Bass are its trustees. Lee M. Bass is Sid R. Bass's brother and the son of Perry R. Bass and Nancy Lee Bass.

   (5) Director and/or executive officer of the Company.

   (6) In addition to the indicated shares of Common Stock, Messrs. Braly, Hardin and Morales beneficially owned the following number and percentage of shares of Common Stock as of July 31, 1998, none of which are available for sale pursuant to this Prospectus:


                                                              Common Stock
                                 -----------------------------------------------------------------

                                                 # of                            % of
Name                                            Shares                        Outstanding
                                 --------------------------------      ---------------------------

Scott A. Braly                                269,226*                          5.05%*
Timothy R. Chrisman                            21,693                            **
David L. Hardin, Jr.                           71,602*                          1.37 *
Norman A. Morales                              59,409*                          1.15%*

           * Shares owned by Messrs. Braly and Hardin include 148,000 shares and 33,000 shares, respectively, which may be acquired upon exercise of stock options within 60 days of June 11, 1998. Shares owned by Messrs. Braly and Chrisman include 66,600 shares and 5,000 shares, respectively, acquired pursuant to the June 1998 public offering. Shares owned by Messrs. Braly, Hardin and Morales (i) include 34,411 shares held of record by the Company's Employee Stock Ownership Plan ("ESOP") which have not been allocated to participants' accounts, and with respect to which Messrs. Braly, Hardin and Morales, as trustees of the ESOP, have voting power and (ii) do not include 62,485 shares and 34,856 shares held of record by the ESOP and the Company's 401(k) Plan, respectively, which have been allocated to participants' accounts and which are voted by the trustees at the direction of the participants or, if no direction is given, by the trustees in their discretion. For purposes of calculating the percentage of outstanding shares held by Messrs. Braly, Hardin and Morales, shares which may be acquired upon exercise of stock options by any such person (and only such person) within 60 days of June 11, 1998 are deemed to be outstanding shares, as are shares which may be acquired upon exercise of Warrants (whether beneficially owned by such person or others) even if not currently exercisable.

** Less than 1%.

                              PLAN OF DISTRIBUTION

           The sale or distribution of all or any portion of the Securities may be effected from time to time by the Selling Securityholders directly, indirectly through brokers or dealers or in a distribution by one or more underwriters on a firm commitment or best efforts basis, in the over-the-counter market, on any national securities exchange or automated inter-dealer quotation system on which the Securities are listed or traded, if any, in privately-negotiated transactions or otherwise, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Company will not receive any of the proceeds from the sale of the Securities by the Selling Securityholders.

           The methods by which the Securities may be sold or distributed include, without limitation, (i) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the Securities as agent but may position and resell a portion of the block as principal to facilitate the transaction, (ii) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus,
(iii) ordinary brokerage transactions and transactions in which the broker solicits purchasers, or to or through marketmakers, (iv) transactions in put or call options or other rights established after the effectiveness of the Registration Statement of which this Prospectus is a part, (v) pro rata distributions as part of the liquidation and winding up of the affairs of a Selling Securityholder and (vi) privately-negotiated transactions. In addition, any of the Securities that qualify for sale pursuant to Rule 144 under the Securities Act, as discussed below, may be sold in transactions complying with such Rule, rather than pursuant to this Prospectus.

           In the case of sales of the Securities effected to or through broker-dealers, such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholder or the purchasers of the Securities sold by or through such broker-dealers, or both. The Selling Securityholder and any broker-dealers or agents participating in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act and any commissions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

           The Company has advised the Selling Securityholders of the need for delivery of copies of this Prospectus and that each Selling Securityholder and any other person participating in a distribution of the Securities will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including without limitation Regulation M and Rules 101 through 105 thereunder. Regulation M governs the activities of persons participating in a distribution of securities and, consequently, may restrict certain activities of, and limit the timing of purchases and sales of Securities by, Selling Securityholders and other persons participating in a distribution of the Securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distribution, subject to exceptions or exemptions. All of the foregoing may affect the marketability of the Securities offered hereby.

           Securities not sold pursuant to the Registration Statement of which this Prospectus is a part may be subject to certain restrictions under the Securities Act and could be sold, if at all, only pursuant to Rule 144 or another exemption from the registration requirements of the Securities Act. In general, under Rule 144, a person (or persons whose Securities are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of Securities which does not exceed the greater of one percent of the outstanding Common Stock or the average weekly reported trading volume of the Common Stock during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of Securities by a person who is not an affiliate of the Company and who has satisfied a two-year holding period without any volume limitation.

                                  LEGAL MATTERS

           The validity of the Securities offered hereby will be passed upon for the Company by Elias, Matz, Tiernan & Herrick L.L.P., Washington, D.C. As of the date of this Prospectus, certain members of Elias, Matz, Tiernan & Herrick L.L.P. owned approximately 33,165 shares of Company Common Stock and 83,739 Warrants.

                                     EXPERTS

           The consolidated financial statements incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1997 (which expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement described in Note S), have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

===============================================================================


NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN 2,943,309 SHARES OF IMPLICATION THAT THERE HAS BEEN NO CHANGE COMMON STOCK IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR A SOLICITATION BY ANYONE IN ANY WARRANTS TO PURCHASE JURISDICTION IN WHICH SUCH OFFER OR 2,512,188 SHARES OF SOLICITATION IS NOT AUTHORIZED OR IN WHICH COMMON STOCK THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


                                -----------------

                                Table of Contents



                                                                                  Page
                                                                                  ----
Available Information............................................................... 2
Incorporation of Certain Documents by Reference..................................... 2
The Company......................................................................... 3
Risk Factors........................................................................ 3
Use of Proceeds.................................................................... 10
Dividend Policy.................................................................... 11
Description of Capital Stock....................................................... 11
Restrictions on Acquisition of the Company......................................... 17
Selling Securityholders............................................................ 18
Plan of Distribution............................................................... 22
Legal Matters...................................................................... 23
Experts............................................................................ 23




================================================================================


================================================================================



                              2,943,309 SHARES OF
                                  COMMON STOCK


                              WARRANTS TO PURCHASE
                              2,512,188 SHARES OF
                                  COMMON STOCK



                                -----------------
                                   PROSPECTUS
                                -----------------



                               NOVEMBER __, 1998



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


           Set forth below is an estimate of the expenses to be incurred by the Company in connection with the offering of Securities by the Selling Securityholders described herein.


SEC registration fee............................................................            $ 14,815
Legal fees and expenses.........................................................              15,000
Accounting fees and expenses....................................................               5,000
Miscellaneous expenses..........................................................               5,000
                                                                                               -----
                                                                                            $ 39,815
                                                                                              ======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

           Article Thirteenth of the Company's Certificate of Incorporation provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability: (i) for any breach of the director's duty of loyalty to the Company or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware General Corporation Law; or (iv) for any transaction from which the director derived any improper personal benefit.

           Article Fourteenth of the Company's Certificate of Incorporation provides that each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or officer of the Company or is or was serving at the request of the Company as a director or officer of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director or officer or in any other capacity while serving as a director or officer, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may be amended and without giving effect to any provisions of the Delaware General Corporation Law which would make such indemnification permissive and not mandatory on the part of the Company, but, in the case of any amendment of the Delaware General Corporation Law, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment, against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith and such indemnification shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in paragraph (B) of Article Fourteenth with respect to proceedings to enforce rights to indemnification, the Company shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Company. Article Fourteenth of the Company's Certificate of Incorporation also provides that the right to indemnification contained therein shall include the right to be paid by the Company the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under Article Fourteenth or otherwise.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

A.  EXHIBITS

Exhibits are listed by number corresponding to the Exhibit Table of Item 601 of Regulation S-K.


               Exhibit No.                                                     Description
           -------------------             -----------------------------------------------------------------------------------------


                   3.1                     Certificate of Incorporation of the Company (1)

                   3.2                     Amendment to Certificate of Incorporation of the Company (2)

                   3.3                     Bylaws of the Company (1)

                   4.1                     Specimen certificate of the Company's Common Stock(3)

                   4.2                     Indenture, dated as of December 31, 1997, between the Company and United States Trust Company of New York, as Trustee, relating to the Company's
                                           12 1/2% Notes due 2004 (4)

                   4.3                     Form of the Company's 12 1/2% Notes due 2004 (included in Section 2.02 of the
                                           Indenture included as Exhibit 4.2)

                   4.4                     Form of Warrants to purchase an aggregate of 2,512,188 shares of Common
                                           Stock (5)

                   4.5                     Registration Rights Agreement among the Company and certain investors (5)

                   4.6                     Unit Purchase Agreement among the Company and the investors named therein
                                           (5)

                   5.1                     Opinion of Elias, Matz, Tiernan & Herrick L.L.P. regarding the legality of the
                                           Securities*

                  23.1                     Consent of Deloitte & Touche LLP

                  23.2                     Consent of Elias, Matz, Tiernan & Herrick L.L.P. (included in Exhibit 5)*

                  24.1                     Power of Attorney (located on the signature page hereto)


------------------
* Previously filed.

(1)Incorporated by reference to the Company's Registration Statement on Form S-8 (No. 33-74800) filed on February 3, 1994.

(2)Incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995.

(3)Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1985.


(4)Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended December 31, 1997, as first amended on May 11, 1998.


(5)Incorporated by reference to the Company's Current Report on Form 8-K filed on February 7, 1996.

B.         FINANCIAL STATEMENT SCHEDULES

           All financial statement schedules have been omitted because they are not applicable as the required information is included in the financial statements or notes thereto incorporated by reference herein.

C.         REPORTS, OPINIONS OR APPRAISALS.

Not applicable.

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1)To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)To remove from registration by means of a post-effective amendment any of the securities being transferred which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned Registrant of expenses incurred or paid by a director, officer of controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by suchdirector, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by the controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


           Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of El Segundo, State of California as of the 12th day of November 1998.


                                   HAWTHORNE FINANCIAL CORPORATION



                                   By: /s/ Scott A. Braly
                                       -------------------------------------
                                       Scott A. Braly
                                       President and Chief Executive Officer

           Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed for the following persons in the capacities indicated by Scott A. Braly as each such person's duly appointed attorney on the dates indicated.





/s/ Scott A. Braly                                                   Date: November 12, 1998
------------------------------------------
Marilyn Garton Amato
Director


/s/ Scott A. Braly                                                   Date: November 12, 1998
-------------------------------------------
Scott A. Braly
Director and President and Chief Executive Officer
(principal executive officer)



 /s/ Scott A. Braly                                                  Date: November 12, 1998
-------------------------------------------
Timothy R. Chrisman
Chairman


 /s/ Scott A. Braly                                                  Date: November 12, 1998
-------------------------------------------
Anthony W. Liberati
Vice Chairman


/s/ Scott A. Braly                                                   Date: November 12, 1998
------------------------------------------
Harry F. Radcliffe
Director


 /s/ Scott A. Braly                                                  Date: November 12, 1998
-----------------------------------------
Howard E. Ritt
Director

 /s/ Scott A. Braly                                                  Date: November 12, 1998
--------------------------------------------
Norman A. Morales
Executive Vice President
and Chief Financial Officer
(principal financial and accounting officer)